SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number V-1799

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.
333 East Franklin Street
Richmond, Virginia 23219

Financial Statements
and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

Table of Contents

MG Advantage 401(k) Plan

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2015 and 2014

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedules

Schedule A
Schedule H, line 4(a) Schedule of Delinquent Participant Year Ended, December 31, 2015	13

Schedule B
Schedule H, line 4(i) Schedule of Assets (Held as of End of Year), December 31, 2015	14

Report of Independent Registered Public Accounting Firm

To the Administrator of the
MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming an opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects, in relation to the financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

June 24, 2016
Glen Allen, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$1,103,940	$1,432,952
Investments, at fair value	371,097,336	235,395,031
Notes receivable from participants	5,574,549	2,889,239
Total assets	377,775,825	239,717,222

Liabilities
Excess contributions	103,838	223,646

Net assets available for plan benefits	$377,671,987	$239,493,576

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31, 2015	Year ended December 31, 2014

Additions:
Investment income:
Interest and dividends	$7,911,338	$8,595,228
Net realized and unrealized depreciation in
fair value of investments	(6,425,232)	(7,679,224)
	1,486,106	916,004

Interest on notes receivable from participants	123,650	144,437

Contributions:
Employer	2,880,803	3,153,507
Participants	9,136,686	7,633,306
Rollovers	636,034	1,814,786
	12,653,523	12,601,599

Total additions	14,263,279	13,662,040

Deductions:
Distributions to participants	(37,460,367)	(33,926,856)

Net decrease in net assets available
for plan benefits prior to transfers in	(23,197,088)	(20,264,816)
Transfers from the Young Broadcasting, LLC
401(k) Plan	—	65,544,909
Transfers from the LIN Media, LLC 401(k) Plan	161,375,499	—
Net assets available for plan benefits as of the
beginning of the year	239,493,576	194,213,483

Net assets available for plan benefits as of the
end of the year	$377,671,987	$239,493,576

See accompanying notes.

MG Advantage 401(k) Plan
Notes to Financial Statements
December 31, 2015 and December 31, 2014

1.	General

Media General, Inc. (the Company) is the Administrator of the MG Advantage 401(k) Plan (the Plan). Fidelity Management Trust Company (Fidelity) and its affiliates are the trustee, recordkeeper and investment manager of the Plan, pursuant to a trust agreement dated January 1, 2001. The investment fund options changed substantially during 2015. At December 31, 2015, the investment fund options included twelve T. Rowe Price funds, nine Fidelity funds (including four Spartan funds, the Managed Income Portfolio Class 1 Fund and the Brokerage Link Fund), two PIMCO funds, the American Beacon Small Cap Value Institutional Fund, the Dodge & Cox Stock Fund, the Invesco Diversified Dividend R5 Fund, the J. P. Morgan US Equity Institutional Fund, the Janus Triton 1 Fund, the MFS International Value Fund Class R4, the Wells Fargo Stable Value Fund, and the Media General, Inc. Common Stock Fund.

At December 31, 2014, the investment fund options included twelve T. Rowe Price funds, seven Fidelity funds (including four Spartan funds), two PIMCO funds, the Dodge & Cox Stock Fund, the J.P. Morgan US Equity Institutional Fund, the American Beacon Small Cap Value Institutional Fund, the Conestoga Small Cap Investors Fund, and the Media General, Inc. Common Stock Fund.

Effective December 31, 2015, the LIN Media 401(k) Plan merged with the Plan, resulting in $161,375,499 in rollover contributions and is shown as a transfer in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2015.

Effective April 23, 2014, the Young Broadcasting 401(k) Plan merged with the Plan, resulting in $65,544,909 in rollover contributions and is shown as a transfer in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2014.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments
All investments are carried at fair value or an approximation of fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Securities transactions are recorded as of the trade-date. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits. Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:
These investments are public investment securities valued using the Net Asset Value (NAV). The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

No Plan investments are in this category.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

No Plan investments are in this category.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. The Plan invests in fully benefit-responsive investment contracts through common/collective funds (Fidelity Managed Income Portfolio Fund and the Wells Fargo Stable Value Fund). The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Fidelity Managed Income Portfolio Fund
The Fund invests primarily in corporate bonds, US and foreign government bonds, asset backed securities, commercial paper, as well as certain wrap contracts. A wrap contact is an agreement by a third party, such as a bank or insurance company to make payments to a portfolio in certain circumstances and is designed to allow a stable value portfolio to maintain a constant value.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrap contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrap contract, the investment returns generated by the fixed income investments that back the wrap contract and the duration of the underlying investments backing the wrap contract. Wrap contracts’ interest crediting rates are reset on a monthly basis.

A wrap issuer may terminate a wrap contract at any time. The wrap issuer may also terminate a wrap contract if Fidelity’s investment management over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that market value of the Fund’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

The Fund is presented in the Statement of Changes in Net Assets Available for Plan Benefits at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise for 2015 and 2014. The average yield for the investment contracts based on actual earnings was 1.93% and 1.67% in 2015 and 2014, respectively. This average yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund. The average yield adjusted to reflect the actual interest rate credited to participants was 1.17% and 1.07% in 2015 and 2014, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund.

Wells Fargo Stable Value Fund
Assets underlying the Wells Fargo Stable Value Fund (common/collective trust) are primarily guaranteed investment contracts. These contracts are valued at contract value, which is the amount at which participants can transact with the fund. Contract value, as reported to the Plan by the trustee, represents contributions made under the contracts, plus interest at the contract rates, less Plan withdrawals and termination fees. The average yield and crediting interest rates were 1.83% and 1.79% for 2015. The Plan did not hold the investment during 2014.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment	Fair Value	Unfunded Commitment	Redemption	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2015:
Fidelity Managed Income Portfolio Fund	$14,970,314	None	Immediate	None	None

Wells Fargo Stable Fund	$10,908,983	None	Immediate	None	None

As of December 31, 2014:
Fidelity Managed Income Portfolio Fund	$17,585,078	None	Immediate	None	None

Fidelity BrokerageLink
The Plan provides access to Fidelity BrokerageLink, which allows participants to choose from investments beyond those options offered by the Plan. The Plan's fiduciaries do not monitor the investments available in BrokerageLink. This feature is intended for those who are comfortable managing a portfolio of expanded investment choices. To utilize this feature, participants must first open a separate brokerage account within the Plan. When participants access BrokerageLink, there is additional information regarding available investment choices. Participants are encouraged to read and consider this information before making any investment decisions. Mutual fund minimums and fees associated with transactions generally still apply.

Income Tax Status
The Internal Revenue Service ruled on July 24, 2015 that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) as of January 31, 2009 and, therefore, the related trust is not subject to tax under present income tax law.  Employee contributions qualify as "cash or deferred" contributions under Section 401(k) of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  On January 30, 2009, the Company requested a new ruling from the IRS which would have covered all amendments and restatements since the February 27, 2003 ruling up through January 31, 2009.  A new ruling was not received prior to January 31, 2014, the deadline for filing another determination letter request for the next remedial amendment cycle. Therefore, the company requested another ruling on January 14, 2014, which would cover all amendments and restatements since the February 27, 2003 ruling.  The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.  Management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2015 or December 31, 2014.  The Plan is not currently under audit by any tax jurisdiction.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Change in Accounting Policy
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain entities that Calculate Net Asset Value per Share (or its Equivalent) (ASU 2015-07), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient. The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plan’s management has elected to early adopt ASU 2015-07 and the adoption of ASU 2015-07 is reflected in the fair value hierarchy table in Note 3 where the investment valued using net asset value per share as a practical expedient is excluded from categorization in the fair value hierarchy.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early.

3.	Contributions

The Plan allows participants to make pre-tax contributions by means of regular payroll deductions, subject to limitations prescribed by the Internal Revenue Code. Participants may change their investment elections directly with Fidelity at any time.

Effective July 1, 2014, the Company matched, on a pay period basis, 50% of the first 6% of Compensation that participants deferred to the Plan as a Pre-Tax, Catch-Up and/or Roth Contribution. To receive the total Matching Contribution available for a Plan Year, a participant must have deferred and contributed at least 6% of Compensation for each payroll period of that year.

Effective January 1, 2014 through June 30, 2014, the Company matched 100% of the first 3% of Compensation deferred as a Pre-Tax, Catch-Up and/or Roth Contribution and 50% of the next 2% of Compensation deferred as a Pre-Tax, Catch-Up and/or Roth Contribution. This contribution was a “Safe Harbor” Matching Contribution. Because the Safe Harbor Matching Contribution was provided on a “payroll period” basis, participants did not receive a match for any payroll period in which they did not defer a portion of their pay. To have received the total Safe Harbor Matching Contribution available for a Plan Year, a participant must have deferred and contributed at least 5% of Compensation for each payroll period of that year.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

3. Contributions (continued)

Participants may rollover account balances from a prior employer's qualified retirement plan or "conduit" IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the 31 investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock.

A participant may designate all or part of their elective contribution as a Roth contribution. Such contributions are after-tax in accordance with Roth guidelines.

The Plan also includes, among other things, a note receivable feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant's balance in other funds into a note receivable account for disbursement as a note receivable to the participant. Repayment of principal and interest is generally made by payroll deduction and the notes receivable are fully secured by the participant's account balance.

By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines. The Plan refunded $103,838 and $223,646 of 2015 and 2014 contribution deferrals, respectively, back to highly compensated employees during early 2016 and 2015 to be compliant with this test.

4.    Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make contributions to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1,000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1,000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

There was no profit sharing contribution for the 2015 or 2014 plan years.

5.    Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

5.    Eligibility, Vesting, Withdrawals, and Terminations (continued)

Plan provide for immediate 100% vesting of the value of Company matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $13 thousand and $40 thousand as of December 31, 2015 and 2014, respectively. The Company utilized $107 thousand and $103 thousand of forfeiture balances to reduce Company contributions during 2015 or 2014, respectively.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants' accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, trading fees, as well as allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6.    Notes Receivable from Participants

The Plan has a note receivable feature available to all Plan participants. Notes receivable are made from the participant's account, reducing the investment balance and creating a note receivable from participants in the Statement of Net Assets Available for Plan Benefits. Notes receivable are secured by the participant's vested account balance. Notes receivable to terminated participants and notes receivable in default are treated as distributions to the participant. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain notes receivable based on the vested value of their accounts. New notes receivable cannot exceed 50% of the participant's account value (excluding the value of any profit sharing component) or a maximum of $50 thousand in accordance with the Department of Labor's regulations on notes receivable to participants. Notes receivable are limited to one note receivable per participant per twelve-month period with a maximum of two notes receivables outstanding at any one time. Notes receivable shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the notes receivable must be repaid over a period not to exceed 10 years. Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

7.    Fair Value Measurements

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels as of December 31, 2015, and 2014:

Level 1 - Quoted Prices in Active Markets for Identical Assets:

	2015	2014
	Fair Value	Fair Value

Mutual Funds	$315,209,191	$184,280,122
Media General, Inc. Common Stock Fund	30,008,848	33,529,831
Investments measured at Level 1	345,218,039	217,809,953

Investments measured at net asset value	25,879,297	17,585,078
Total investments, at fair value	$371,097,336	$235,395,031

8. Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for trust management services for the years ended December 31, 2015 and 2014 were approximately $46 thousand and $30 thousand, respectively, all paid to Fidelity, a related party to the Plan. Investments in the Media General Inc. Common Stock Fund represent investment in shares of common stock of Media General, Inc., the Plan sponsor. Plan assets available for benefits include Fidelity funds, which are managed by Fidelity Management & Research Company, an affiliate of the trustee of the Plan, and, therefore, qualify as party-in-interest transactions.

9. Subsequent Events

The Company made three amendments to the plan effective January 1, 2016. First, Company Matching Contributions made on behalf of Eligible Employees hired on or after January 1, 2016 will be 100% vested after the Employee completes two years of service with the Company. In addition, Eligible Employees will not be permitted to exchange current investments to the Company Stock Fund if the exchange will cause the Employee’s investment in the Company Stock Fund to exceed 20% of the total market value of the Employee’s Plan account. Lastly, Company matching contributions will no longer be invested automatically in the Company Stock Fund. Instead, Company matching contributions will be invested in accordance with the employee’s investment elections.

In addition, the Company implemented a new payroll system during 2015 and due to various payroll related integration issues, some participant accounts did not reflect the exact employee contribution amount withheld and/or the proper Company match contribution during 2015.   The Company engaged Fidelity to perform a

MG Advantage 401(k) Plan
Notes to Financial Statements (continued)

9. Subsequent Events (continued)

complete review of all participant account balances including comparing 2015 contributions to payroll system amounts and made adjustments to participant accounts in April 2016.   As a result, employee contributions were reduced by approximately $80 thousand and Company match contributions were increased by approximately $182 thousand.

On January 27, 2016, the Company announced the entry into a Merger Agreement with Nexstar Broadcasting Group, whereby Nexstar would acquire all outstanding shares of the Company. The closing of the Merger is subject to various conditions, including required regulatory and other third-party consents and approvals. The Merger is expected to be completed late in the third quarter or early in the fourth quarter of 2016.

The Plan Sponsor’s management has evaluated subsequent events through the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2015, and 2014 to Form 5500:

		2014
Net assets available for plan benefits per the financial statements		$239,493,576
Plus adjustment from contract value to fair value for fully
benefit-responsive investment contract		260,845
Net assets available for plan benefits per Form 5500		$239,754,421

The following is a reconciliation of the statements of changes in net assets available for Plan benefits for the years ended December 31, 2015 and 2014:
	2015	2014
Net decrease in net assets available for plan benefits
per the financial statements	$(23,197,088)	$(20,264,816)
Plus adjustment from contract value to fair value for fully
benefit-responsive investment contract as of end of year	—	260,845
Less adjustment from contract value for fair value for fully
benefit-responsive investment contract as of beginning of year	(260,845)	(207,808)
Net decrease in net assets available for plan benefits per Form 5500	$(23,457,933)	$(20,211,779)

The accompanying financial statements as of December 31, 2014 present the fully benefit-responsive contract at contract value.  The Form 5500 for Plan Year 2014 reported the fully benefit-responsive contract at fair value.  Therefore, the adjustment from fair value to contract value for the fully benefit-responsive contract represents a reconciling item.  As of December 31, 2015, there is no reconciliation necessary, however, the adjustment for 2014 impacted the net decrease in net assets during the year ended December 31, 2015.

Schedule A

MG Advantage 401(k) Plan
EIN: 54-0850433 Plan: 001
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Contributions withheld January 15, 2015 remitted March 26, 2015	$—	$—	$—	$ 89,760
Contributions withheld April 23, 2015 remitted May 15, 2015	$—	$—	$—	$ 514,499
Contributions withheld May 29, 2015 remitted July 9, 2015	$—	$—	$—	$ 169,003
Contributions withheld June 25, 2015 remitted July 14, 2015	$—	$—	$—	$ 185,043
$ 958,305

See report of independent accountants

Schedule B

MG Advangage 401(k) Plan
EIN: 54-0850433 Plan: 001
Schedule H, Line 4(i)
Schedule of Assets (Held as of End of Year)
December 31, 2015
Identity of Issue, Borrower, Lessor, or Similar Party	Number of Shares	Fair Value
American Beacon Small Cap Value Institutional	550,145	$12,356,250
Dodge & Cox Stock Fund	52,540	8,551,929
Fidelity* Brokerage Link	2,530,640	2,530,610
Fidelity* Contrafund K	92,893	9,185,302
Fidelity* Diversified International K	311,914	10,913,858
Fidelity* Growth Company K	255,338	34,940,463
Fidelity* Managed Income Portfolio Class 1	14,970,314	14,970,314
Invesco Diversified Dividend R5	549,309	9,656,846
J.P. Morgan US Equity Institutional	1,798,934	24,825,287
Janus Triton I	258,224	5,732,573
Media General, Inc. Common Stock Fund	6,937,305	30,008,848
MFS International Value Fund Class R4	382,390	13,081,561
PIMCO Real Return Institutional	38,537	405,027
PIMCO Total Return Institutional	1,488,927	14,993,496
Spartan 500 Index Fund Institutional Class (Fidelity)*	271,739	19,513,544
Spartan Extended Market Index Advantage (Fidelity)*	235,549	11,824,574
Spartan Glb ex USidxAdvtg (Fidelity)*	107,999	1,145,866
Spartan US Bond Index Advantage (Fidelity)*	180,972	2,079,370
T. Rowe Price Retirement 2005	10,301	128,035
T. Rowe Price Retirement 2010	470,303	7,938,713
T. Rowe Price Retirement 2015	412,550	5,643,685
T. Rowe Price Retirement 2020	1,116,370	21,981,319
T. Rowe Price Retirement 2025	1,187,794	17,757,525
T. Rowe Price Retirement 2030	1,238,280	27,006,883
T. Rowe Price Retirement 2035	822,209	12,982,679
T. Rowe Price Retirement 2040	810,482	18,300,677
T. Rowe Price Retirement 2045	604,514	9,164,433
T. Rowe Price Retirement 2050	681,080	8,676,956
T. Rowe Price Retirement 2055	66,121	840,394
T. Rowe Price Retirement Balanced	214,279	3,051,336
Wells Fargo Stable Value	223,820	10,908,983
Total Investments		371,097,336
Interest Bearing Cash	—	1,103,940
Participant Loan Balances	3% - 8%	5,574,549
TOTAL ASSETS		$377,775,825
* Party in interest to the Plan
Note: Cost is not required as all investments are participant directed

See report of independent accountants        14

MG Advantage 401(k) Plan
(continued)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:    /s/ James F. Woodward
James F. Woodward
Senior Vice President and Chief Financial
Officer

Date:    June 24, 2016